EXHIBIT 7

Unaudited computation of ratio of earnings to fixed charges(1)

	Six months ended 30 September
	2014	2013
	£m	£m

Financing costs per consolidated income statement(2)	790	703
One third of rental expense	271	321
Interest capitalised	118	1
Fixed charges	1,179	1,025

Profit before taxation from continuing operations	406	1,514
Share of result in associates	35	(223)
Fixed charges	1,179	1,025
Dividends received from associates	485	3,517
Interest capitalised	(118)	(1)
Earnings	1,987	5,832

Ratio of earnings to fixed charges	1.7	5.7

Notes:

(1)    All of the information presented in this exhibit is unaudited.

(2)    Fixed charges include (1) interest expensed (2) interest capitalized (3) amortised premiums, discounts and capitalised expenses related to indebtedness, (4) an estimate of the interest within rental expense which represents a reasonable approximation of the interest factor, and (5) preference security dividend requirements of a consolidated subsidiary (six months ended 30 September 2013 only). These include the financing costs of subsidiaries. Fixed charges include interest expense arising on settlement of outstanding tax issues of £24 million for the six months ended 30 September 2014 (six months ended 30 September 2013: £9 million).

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